IM Cannabis Corp.

Management's Discussion and Analysis

For the Three and Nine Months Ended September 30, 2020

November 26, 2020

IM Cannabis Corp.

Management's Discussion and Analysis

IM Cannabis Corp.

Management's Discussion and Analysis

For the Three and nine Months Ended September 30, 2020 and 2019

This Management's Discussion and Analysis ("MD&A") reports on the consolidated financial condition and operating results of IM Cannabis Corp. (the "Company" or "IMCC") for the three and nine months ended September 30, 2020 and 2019. Throughout this MD&A, unless otherwise specified, "IMCC", "the Company", "we", "us" or "our" refer to IM Cannabis Corp.

This MD&A should be read in conjunction with the interim condensed consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2020 and notes thereto (the "Interim Financial Statements").

The Interim Financial Statements have been prepared by management in accordance with the International Financial Reporting Standards ("IFRS"). IFRS requires management to make certain judgments, estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the amount of revenue and expenses incurred during the reporting period. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods.

The Interim Financial Statements include the accounts of the Company, and its subsidiaries: IMC, I.M.C. - International Medical Cannabis Portugal Unipessoal, Lda., IMC Ventures Ltd., Adjupharm GmbH ("Adjupharm"), IM Cannabis Holding NL B.V ("IMC Holland") and Focus Medical Herbs Ltd. ("Focus"). All intercompany balances and transactions were eliminated on consolidation.

All amounts in this MD&A are expressed in Canadian Dollars ($) in thousands, unless otherwise noted.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may contain "forward-looking information," within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements"). All statements other than statements of fact may be deemed to be forward-looking statements, including statements with regard to expected financial performance, strategy and business conditions. The words "believe", "plan", "intend", "estimate", "expect", "anticipate", "continue", or "potential", and similar expressions, as well as future or conditional verbs such as "will", "should", "would", and "could" often identify forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management including based on reasonable assumptions, estimates, internal and external analysis and opinions of management considering its experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made.

IM Cannabis Corp.

Management's Discussion and Analysis

Without limitation, this MD&A contains forward-looking statements pertaining to:

  the anticipated decriminalization of recreational cannabis in Israel;
  the intentions of management of the Company; and
  contractual obligations and commitments.

With respect to the forward looking-statements contained in this MD&A, the Company has made assumptions regarding, among other things:

  the anticipated increase in demand for medical and recreational cannabis in the markets in which the Company operates;
  the Company's satisfaction of international demand for its products;
  its ability to successfully  list its common shares on the NASDAQ Capital Market ("NASDAQ") and the receipt of all required approvals in respect of such listing, including but not limited to the registration of the Company's common shares with the United States Securities and Exchange Commission;
  future cannabis pricing;
  cannabis production yields; and
  its ability to market the IMC brand and its services successfully to its anticipated clients.

Readers are cautioned that the above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include:

  the Israeli government deciding to delay or abandon the decriminalization of recreational cannabis;
  the bill relating to the decriminalization of recreational cannabis in Israel being rejected by the Israeli parliament;
  any change in the political environment which would negatively affect the decriminalization of recreational cannabis in Israel;
  the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry;
  any failure of the Company to maintain "de facto" control over Focus in accordance with IFRS 10;
  the failure of Focus to renew its cultivation license with the Israeli Ministry of Health;
  regulatory authorities in Israel viewing the Company as the deemed owner of more than 5% of Focus in contravention of Israeli rules;
  unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medial cannabis in Israel, Germany, Portugal, Greece, Holland or any foreign jurisdictions in which the Company intends to operate;
  the impact of increasing competition;
  inconsistent public opinion and perception regarding the use of cannabis;
  engaging in activities considered illegal under US federal law;
  political instability and conflict in the Middle East;
  adverse market conditions;
  unexpected business disruptions due to COVID-19 novel coronavirus ("COVID-19") and other disease outbreaks;

IM Cannabis Corp.

Management's Discussion and Analysis

  the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  currency fluctuations;
  the costs of inputs;
  reliance on management; and
  the loss of key management and/or employees.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect the business, operations or financial results of the Company are detailed under the headings "Risks Factors" and "Contingent Liabilities and Commitments" of this MD&A. The Company and management caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company and management assume no obligation to update or revise them to reflect new events or circumstances except as required by applicable securities laws.

FINANCIAL OUTLOOK

The forward-looking information in this MD&A contain statements in respect of estimated revenues. The Company and its management believe that the estimated revenues are  reasonable as of the date hereof and are based on management's current views, strategies, expectations, assumptions and forecasts, and have been calculated using accounting policies that are generally consistent with the Company's current accounting policies. These estimates are considered financial outlooks under applicable securities laws. These estimates and any other financial outlooks or future-oriented financial information included herein have been approved by management of the Company as of the date hereof. Such financial outlooks or future-oriented financial information are provided for the purposes of presenting information about management's current expectations and goals relating to the sales agreements described in the "Corporate Developments" section of this MD&A and other previously announced Focus sales agreements and the future business of the Company. The Company disclaims any intention or obligation to update or revise any future-oriented financial information, whether as a result of new information, future events or otherwise, except as required by securities laws. Readers are cautioned that actual results may vary materially as a result of a number of risks, uncertainties, and other factors, many of which are beyond the Company's control. See the risks and uncertainties discussed in the "Risk Factors" section and elsewhere in this MD&A and other risks detailed from time to time in the publicly filed disclosure documents of the Company which are available at www.sedar.com.

NON-IFRS FINANCIAL MEASURES

Certain financial measures used in this MD&A do not have any standardized meaning under IFRS, including "Gross Margin", "EBITDA" and "Adjusted EBITDA". For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, as applicable, see the "Metrics and Non-IFRS Financial Measures" section of the MD&A.

IM Cannabis Corp.

Management's Discussion and Analysis

OVERVIEW OF THE COMPANY

Company Background

The Company was incorporated pursuant to the Business Corporations Act (British Columbia) on March 7, 1980, under the name "Nirvana Oil & Gas Ltd." On July 12, 2013, in connection with a share consolidation, the Company changed its name to "Navasota Resources Inc.". The principal business of Navasota Resources Inc. ("Navasota") was that of a mineral exploration and development company. On October 11, 2019, the Company completed a Reverse Takeover Transaction (as defined herein) with IMC Holdings Ltd. ("IMC"), pursuant to a definitive business combination agreement, dated November 6, 2018, as amended. As a result of the Reverse Takeover Transaction, the Company changed its business from mining to the medical cannabis industry and its name to "IM Cannabis Corp.". IMC is currently a wholly-owned subsidiary of the Company.

Internationally, the Company has established a vertically integrated medical cannabis business in Germany. Subject to obtaining applicable governmental and regulatory approvals, the Company has expansion plans for additional European markets. The Company's core Israeli business includes offering branding and intellectual property-related services to the Israeli medical cannabis market. The Company's major Israeli assets include the Option Agreements to purchase the Licensed Entities from the Principals and the Commercial Agreements (capitalized terms as defined herein), as well as holdings in an innovation-focused company. The Company's major international assets include material holdings in a fully licensed medical cannabis distribution company in Germany, a 25% interest in a cultivation joint venture in Greece,a subsidiary in Portugal and a subsidiary in Holland that has recently submitted a tender to participate in a Dutch governmental pilot project to establish a cannabis licensing regime.

The Company operates in the field of medical cannabis  by providing intellectual property and services to licensed producers (each an "LP"). Focus, a licensed medical cannabis producer in Israel with whom the Company has exclusive commercial agreements, is the first major Israeli LP to utilize the Company's intellectual property and know-how.

Neither the Company nor any of its subsidiaries currently hold, directly or indirectly, any licenses to engage in the cultivation, production, processing, distribution or sale of medical cannabis in Israel. However, under IFRS 10, the Company is required to consolidate the results of Focus, a licensed propagator and cultivator of medical cannabis under the current Israeli regulatory regime. As such, all financial information in this MD&A is presented on a consolidated basis reflecting the results of the Company, its subsidiaries and Focus (the "Group"). Focus operates under the regulations of medical cannabis by the Israeli Ministry of Health (the "MOH") through the Israel Medical Cannabis Agency (the "IMCA") to breed, grow, and supply medical cannabis products in Israel. All of Focus' operations are performed pursuant to the Israeli DANGEROUS DRUGS ORDINANCE [NEW VERSION], 5733 - 1973 (the "Dangerous Drugs Ordinance") and the related regulations issued by IMCA.

The revenues of the Group are generated from sales of medical cannabis products to customers in Israel and Germany. IMCC and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

IM Cannabis Corp.

Management's Discussion and Analysis

On March 15, 2019, IMC acquired Adjupharm, a company incorporated in Germany. Adjupharm is a licensed EU-GMP producer with wholesale, narcotics handling and import/export licenses for medical cannabis.

IMCC is a participant in the Israeli medical cannabis market, which as of the date of this report, has more than 75,000 users patients the MOH's new regulation. As of September 30, 2020, over 400 pharmacies distribute products bearing IMC's brand to medical cannabis patients.

Company Products

IMC is a well-known, recognized medical cannabis brand in Israel. The Company believes that the IMC's brand in Israel has become synonymous with quality, purity and consistency. The Company is also responsible for successfully bringing to market popular cannabis strains such as Roma, DQ, London, Tel Aviv and Pandora's Box.

Focus is currently offering two main types of products carrying IMC's brand: dried cannabis and cannabis oil. All of the products are tested in certified labs according to MOH standards and certified before being packaged and labelled with detailed information about the levels of tetrahydrocannabinol ("THC") and cannabidiol ("CBD") within each product.

There are currently several dried medical cannabis products and medical cannabis oil products bearing IMC's brand:

DRIED MEDICAL CANNABIS PRODUCTS BEARING IMC'S BRAND (DISTRIBUTED BY FOCUS)
Strain	THC/CBD Content	Category	Usage
Roma	THC: 16-24% CBD: 0-7%	T20/C4	In Israel, Roma has been prescribed for relief from chronic pain and migraines, as well as to treat insomnia, eating disorders and anxiety.
Tel Aviv	THC:16-24% CBD: 0-7%	T20/C4	In Israel, Tel Aviv has been prescribed for relief from chronic pain and migraines, as well as to treat eating disorders and anxiety.
Dairy Queen	THC: 11-19% CBD: 0-5.5%	T15/C3	In Israel, Dairy Queen has been prescribed for relief from pain, stress and anxiety, ALS, MS, and Crohn's disease.

IM Cannabis Corp.

Management's Discussion and Analysis

Pandora's Box	THC: 11-19% CBD: 0-5.5%	T15/C3	In Israel, Pandora's Box has been prescribed for relief from pain, stress and anxiety, as well as to treat depression, migraines and nausea.
Paris	THC: 6-14% CBD: 6-14%	T10/C10	In Israel, Paris has been prescribed for relief from the side effects of chemotherapy and radiation treatments of cancer patients.
London	THC: 11-19% CBD: 0-5.5%	T15/C3	In Israel, London has been prescribed for relief from chronic pain and migraines, as well as to treat insomnia, eating disorders, anxiety and PTSD.
Canadian	THC: 11-19% CBD: 0-5.5%	T15/C3

An Indica-dominant strain, Shishkaberry is a

combination of DJ Short, Afghan and

Blueberry varieties, characterized by the rich

fruity taste of aromatic flowers. In Israel,

Canadian has been prescribed for relief from pain.

Spanish	THC:16-24% CBD: 0-7%	T20/C4

An Indica strain from Spain which brings a

deep calm with a feeling of gentle and

peaceful euphoria.  In Israel, Spanish has

been prescribed for relief from pain as well

as other chronic pain-related medical conditions.

IM Cannabis Corp.

Management's Discussion and Analysis

Corporate Developments

(i) Corporate Restructuring and Canadian Liquidity Events

In June 2018, the Company announced the entering into a letter of intent with IMC pursuant to which IMC would complete a reverse takeover of the Company and a change of business of the Company from mining to the medical cannabis industry (the "Reverse Takeover Transaction"). In November 2018, the Company and IMC announced the entering into of a definitive business combination agreement whereby the reverse takeover would be completed by way of a three-cornered amalgamation involving the parties and a wholly-owned subsidiary of the Company, Navasota Acquisition Ltd. ("Navasota Subco"). On September 3, 2019, IMC, Navasota and Navasota Subco amended and restated the business combination agreement which superseded the previous agreement signed in November 2018.

On August 30, 2019, Navasota and IMC announced the completion of a private placement offering of 19,460 , 527  subscription receipts (each a "Subscription Receipt") of a wholly-owned subsidiary of Navasota ("Finco") at a price of $1.05 per Subscription Receipt for aggregate gross proceeds of $20,43 3  (the "Financing") pursuant to the terms of the Reverse Takeover Transaction. Upon the satisfaction or waiver of, among other things, all of the condition precedents to the completion of the Reverse Takeover Transaction, each Subscription Receipt was exchanged for one unit of Finco (a "Finco Unit") with each Finco Unit being comprised of one (1) common share of Finco (a "Finco Share") and one-half (1/2) of one (1) common share purchase warrant of Finco (a "Finco Warrant"). Each whole Finco Warrant was exercisable for one Finco Share at an exercise price of $1.30 for a period of 24 months following the closing of the Reverse Takeover Transaction. Upon closing of the Reverse Takeover Transaction, the Finco Shares and Finco Warrants were exchanged for IMCC shares and IMCC warrants on economically equivalent terms on a 1:1 basis.

Pursuant to the terms of the Reverse Takeover Transaction, on October 4, 2019, Navasota completed a consolidation of its common shares on 2.83:1 basis and changed its name to "IM Cannabis Corp.". On October 11, 2019, the Reverse Takeover Transaction was completed, which included the merger of IMC and Navasota Subco under Israeli laws and the resulting amalgamated entity becoming a wholly-owned subsidiary of IMCC. Upon the completion of the Reverse Takeover Transaction, the former holders of IMC ordinary shares held approximately 84.28% of the issued and outstanding IMCC shares, the previous holders of Subscription Receipts held approximately 13.35% of the IMCC shares and the previous holders of Navasota shares held 2.37% of the IMCC shares, in each case, on a non-diluted basis.

On November 5, 2019, the IMCC shares began trading on the Canadian Securities Exchange ("CSE") under the ticker symbol "IMCC".

During the nine month period ended September 30, 2020, the Company has received $6,305 proceeds from exercise of Warrants and Compensation options, out of which, $6,032 received for the exercise of Warrants and Compensation options issued in May through June, 2018, with expiration dates between May through June 2020 (the "2018 Warrants"), and $273 received for the exercise of Warrants (the "2019 Warrants") (Collectively: the "Warrants") and Compensation options (the "2019 Compensation options") issued in August 2019, with expiration dates through August 2022. A total of 12,351,295 Warrants were exercised, out of which 12,350,795 of 2018 Warrants, representing 92.1% of the total 2018 Warrants quantity, at a price of $0.50 per Warrant and $0.40 per Compensation option, 500 Warrants of 2019 Warrants, representing 0.01% of the total 2019 Warrants quantity, at a price of $1.3 per Warrant.

IM Cannabis Corp.

Management's Discussion and Analysis

In addition, 259,630 of 2019 Compensation options, representing 22% of the total 2019 Compensation options quantity, were exercised at a price of $1.05 per option, to one common share and one half of Warrant (the "2019 Compensation Warrant").

As a result of the exercises above, a total of 12,610,925 common shares of the Company were issued to the Company's investors.

(ii) Restructuring

Prior to completing the Reverse Takeover Transaction and listing on the CSE, IMC facilitated a restructuring of its Israel-based assets (the "IMC Restructuring"), to meet certain compliance requirements set by the MOH.

Under the terms of the IMC Restructuring, IMC divested its interests in Focus, IMC Pharma Ltd. ("IMC Pharma") and I.M.C.C. Ltd. ("IMCCL", and together with Focus and IMC Pharma, the "Licensed Entities") to Oren Shuster, the sole director and CEO of IMC and the CEO and a director of IMCC, and to Rafael Gabay, a director of IMCC (the "Principals"), both of whom are related parties to IMCC. In connection with the divestment of the Licensed Entities, IMC entered into option agreements whereby IMC retains a 10 year option to re-acquire the sold interests at such time as Israeli laws permit foreign share ownership of more than 5% of Israeli medical cannabis companies (the "Option Agreements").

In connection with the IMC Restructuring, IMC entered into a license agreement with Focus (the "License Agreement") that granted Focus a limited, non-exclusive, non-assignable right to use certain IMC's IP for the purposes of cultivating cannabis plants in the State of Israel and for the sale of any plant and/or product produced by Focus, either alone or together with other sub-contractors engaged by Focus. As consideration for the License Agreement, Focus agreed to pay to IMC an amount equal to 25% of Focus' total revenues, payable quarterly and adjustable from time to time.

Also in connection with the IMC Restructuring, IMC entered into a services agreement with Focus (the "Services Agreement", and together with the License Agreement, the "Commercial Agreements") to provide certain business support services to Focus in exchange for a fee equal to IMC's cost plus 25%, payable on a quarterly basis and adjustable from time to time.

Subsequent to the IMC Restructuring, according to accounting criteria in IFRS 10, IMCC is still viewed as effectively exercising control over Focus, and therefore, the accounts of Focus continue to be consolidated with those of the Company.

As a result of the IMC Restructuring, IMCC derives revenue from the Commercial Agreements. IMCC does not directly hold any licenses to engage in the cultivation, production, processing, distribution or sale of medical cannabis in Israel.

(iii) License Renewal

The MOH automatically renewed the license of Focus (the "License") until December 31, 2020. The License allows Focus, to, among other things: (1) grow and hold in the growing installation at any given time a total of up to 12,000 plants of different types and at different cultivation stages; (2) keep up to 900kg of plant inflorescence at post-harvest processing stages; (3) grow and hold up to 450kg of unplanted plant parts, including plants that are uprooted and not intended to be processed; and (4) cultivate and store up to 6,360 plants of different types and at different cultivation stages.

IM Cannabis Corp.

Management's Discussion and Analysis

(iv) Regulatory Changes

Until September 2019, patients received licenses for the use of medical cannabis from the IMCA, which set a fixed monthly price for patients registered to receive products, regardless of the amount they consumed. Patients who were entitled to receive the product, paid a fixed price of NIS 370 per month (including VAT); thus, a patient that received 20 grams of the product paid the same as a patient that received 180 grams. Under the MOH's new regulations, patients obtain a prescription for medical cannabis from a physician and purchase the prescribed medicine from pharmacies. In addition, the price of medical cannabis is no longer controlled by the MOH and price per grams increased, reflecting patients' actual consumption amounts and choices of products.

Following the implementation of the reform on October 2019, IMCC believes that the Israeli medical cannabis market will continue to benefit from the following :

(a) price increases;

(b) an increase to the number of physicians certified by the IMCA to prescribe medical cannabis;

(c) the ability of physicians to directly prescribe medical cannabis to patients rather than the previous qualification method whereby the IMCA assigned patients to suppliers;

(d) the continued growth rate of the Israeli medical cannabis patient base and the resolution of an IMCA backlog that has slowed the approval process; and

(e) the expansion of the list of ailments and diseases for which medical cannabis can be prescribed to treat.

MOH Pilot

During October 2020, the MOH launched a new pilot program under which  medical cannabis producers will be authorized to export medical cannabis, subject to making certain products available to patients in Israel over the age of 21 at a fixed price of NIS14 per gram ($5.50 per gram) and NIS10 ($4.00 per gram) for patients under the age of 21 (the "Pilot Program"). The medical cannabis products that will be made available under the Pilot Program are at each participating company's discretion. The Pilot Program is planned for an initial period of three months. As IMC-branded products will be available as part of the Pilot Program, IMC-branded products will be eligible for immediate application for export permits.

Legalization of Cannabis in Israel

During November 2020, an Israeli government committee responsible for advancing cannabis market reform published a report concluding that it supports and recommends the legalization of adult-use recreational cannabis in Israel (the "Report"). Based on the Report, the Israeli Ministry of Justice is expected to formulate a bill to begin the legislative process towards the legalization of adult-use recreational cannabis.

IM Cannabis Corp.

Management's Discussion and Analysis

The government committee made its recommendation for legalization based on the increasing demand for recreational cannabis in Israel, the importance of maintaining quality standards and limiting uncontrolled products, the need for increased access to cannabis by medical patients and decreasing the size of the illegal market. The model proposed by the government committee in the Report is similar in nature to the model adopted in Canada, whereby government-licensed dispensaries will be established for the sale of recreational cannabis.

(v) Israeli Market

Under the old regulations, Focus had previously distributed approximately 80% of its medical cannabis products by home delivery and 20% via one designated distribution outlet set by the IMCA. Under the new regulations, medical cannabis is delivered from the LP to the manufacturer, who delivers to the distributor to distribute to the pharmacies. The Israeli medical cannabis market has shown dramatic growth over the past several years. It is projected that this growth will continue and according to MOH estimates, the number of patients is expected to reach 150,000 by the end of 2021.

Israeli Market Development 2012-2020

  According to Israel MOH monthly publication as of October 2020 there are - 76,769 patients.
  Monthly prescriptions are - 2,683,000 gram of cannabis per month.

(vi) Medical Cannabis Exports

The Israeli government approved an export reform in January 2019, with the first LPs that received export licenses from the MOH beginning to export medical cannabis products in January 2020. Given IMC's brands and market position, the Company expects to benefit from exporting its brands.

IM Cannabis Corp.

Management's Discussion and Analysis

(vii) International Activity

IMCC believes that the key to its global expansion is the penetration of the European market by the promotion of the Company's brand through its wholly-owned distribution platform.

IMCC's European strategy began with Germany, which is currently the largest and most advanced medical cannabis market in Europe. To develop its operations in Germany, on March 15, 2019, IMC completed the acquisition of 100% of Adjupharm, a licensed EU-GMP distributor with narcotics handling and import/export licenses for medical cannabis. IMC acquired all of the issued and outstanding Adjupharm shares for €924 (approximately $1,400) with additional obligations to the sellers including repayment of bank loans of up to €680 (approximately $1,030). These bank loans were repaid by IMC in May 2019. On March 21, 2019, following the acquisition, IMC granted to Adjupharm's CEO 5% of Adjupharm's ordinary shares. On March 1, 2020, an additional 2.5% of Adjupharm's ordinary shares were granted to Adjupharm's CEO. An additional 2.48% will be granted to Adjupharm's CEO on March 1, 2021.

Adjupharm has been developing the Company's brand presence in Germany and continues to create a distribution stronghold in Germany's growing medical cannabis market.

To achieve sufficient product availability for distribution in the German market, IMCC has entered into strategic agreements with EU-GMP suppliers, and expects to establish its own cultivation facilities independently or in partnership with local partners.

In October 2018, IMC established a wholly-owned subsidiary in Portugal in order to apply for a medical cannabis cultivation license. The application to receive the license is currently in the final stage of review, however given the uncertainty related to COVID-19, the Company is deferring any further investment into Portugal indefinitely.

In January 2020, IMCC signed definitive agreements to establish a medical cannabis cultivation and processing joint venture in Greece (25% owned by IMCC) for the construction of an EU-GMP certified cultivation and processing facility in Greece. Subject to the uncertainty relating to COVID-19, it is anticipated that execution of the Joint Venture's business plan will start at the end of the 2020 financial year and construction of greenhouses and the EU-GMP facility is expected to begin upon receiving an establishment approval from the Greek medical cannabis regulatory authorities.

In July 2020, IMCC established, through a fully owned subsidiary, a subsidiary (60% owned) in Holland for a purpose of applying a Dutch governmental tender to establish a full cannabis supply chain and becoming the exclusive cannabis suppliers to coffee shops in ten Dutch municipalities participating in such tender. The supply agreement pursuant to the tender is for a period of four years, following which the Dutch government will decide as to an extension. Successful applicants are expected to be announced by the beginning of 2021.

(viii) Investment in Xinteza

On December 26, 2019, the Company entered into a share purchase agreement with Xinteza API Ltd. ("Xinteza") (the "Xinteza SPA"), a company with a unique biosynthesis technology, whereby the Company acquired 25.37% of Xinteza's outstanding common shares for consideration of US$1,700 paid in several installments. The first installment in the amount of US$700 ($912) for the purchase of approximately 15,700 preferred shares of Xinteza was made on the date of the Xinteza SPA. As of September 30, 2020, the Company has paid all of its consideration under the Xinteza SPA and holds a total of 25.37% of the outstanding share capital of Xinteza on a fully diluted basis.

IM Cannabis Corp.

Management's Discussion and Analysis

Under an exclusive license from Yeda Research & Development Company Ltd., the commercial division of the Weizmann Institute of Science, and based on disruptive plant genetics and metabolomics research led by Professor Asaph Aharoni, Xinteza is developing advanced proprietary technologies related to the production of cannabinoid-based active pharmaceutical ingredients for the pharmaceutical and food industries using biosynthesis and bio-extraction technologies. The investment was measured at fair value through profit or loss.

(ix) Strategic Developments:

1. On January 23, 2020, IMCC signed definitive agreements to establish a medical cannabis cultivation and processing joint venture in Greece (the "Joint Venture") with Galen Industries Single Member Societe Anonyme, a Greek company established by a consortium of investors in Greece with extensive experience in the pharmaceutical, media, finance and energy sectors ("Galen").

IMCC will own 25% of the Joint Venture and the remaining 75% of the Joint Venture will be owned by Galen. Each party is committed to fund the initial capital expenditures, totaling approximately up to €8,000 ($11,675 ) for the construction of an EU-GMP certified cultivation and processing facility in Greece. IMCC will invest up to €1,500 ($2,189) into the Joint Venture, with the balance funded by Galen. Subject to the uncertainty relating to COVID-19, it is anticipated that execution of the Joint Venture's business plan will start at the end of the 2020 financial year and construction of greenhouses and the EU-GMP facility is expected to begin upon receiving an establishment approval from the Greek medical cannabis regulatory authorities. The Joint Venture land plot size is expected to be 100,000 to 180,000 square meters (or 1,076,000 to 1,938,000 square feet).

In addition, the Joint Venture and IMCC have signed a preferred supply agreement (the "Galen Supply Agreement"). Under the Galen Supply Agreement, IMCC has the right to purchase up to 25% of the total production from the Joint Venture at a preferred price as determined in the agreement, for an initial period of five years. IMCC expects to gain commercial and competitive advantages by supplying the German market and other emerging markets across Europe with EU-GMP medical cannabis products from the Joint Venture's facility in Greece at preferred terms.

To date, no capital expenditures have been made towards the Joint Venture given the uncertainty relating to COVID-19.

2. On March 23, 2020, Focus signed a supply agreement (the "Intelicanna Supply Agreement") with Intelicanna Ltd. ("Intelicanna") for a minimum of 500kg and up to 1,000kg of medical cannabis. Additional purchases may be made by Focus under the agreement without a change to the contracted price paid to Intelicanna. The finished products will be sold to pharmacies in Israel under the IMC brand. The Intelicanna Supply Agreement is for a term of 12 months from the date of the first planting in Intelicanna's facility.

Intelicanna will obtain access to Focus' unique and proprietary genetics for the purpose of delivering product under the Intelicanna Supply Agreement; however, the genetics will remain the exclusive property of Focus. Intelicanna may not sell, transfer or perform research with the genetics it accesses through the Intelicanna Supply Agreement without consent from Focus. Under the Intelicanna Supply Agreement, Intelicanna will be responsible for all production activities under Focus' supervision and quality control practices throughout the growing process at Intelicanna's site.

IM Cannabis Corp.

Management's Discussion and Analysis

3. On March 30, 2020, Focus signed a binding three-year sales agreement for the sale of medical cannabis (the "March 2020 Pharmacy Sales Agreement") to three pharmacies in Jerusalem operating under the Oranim Pharm and Medi Plus banners (the "Pharmacies").

Focus will supply the Pharmacies a total of 800kg of medical cannabis annually for a period of three years. The total quantity of medical cannabis to be delivered under the March 2020 Pharmacy Sales Agreement is 2,400kg and the Pharmacies are obligated to purchase the entire quantity at a contracted price pursuant to the March 2020 Pharmacy Sales Agreement.

4. On March 31, 2020, Focus signed a three-year definitive supply agreement with Way of Life Ltd. and Cannation Ltd. ("Way of Life" and "Cannation", respectively, and together, the "Suppliers") to purchase a total of approximately 2,600kg of medical cannabis per year, for a total of up to 7,800kg of medical cannabis over three years. All finished products under the supply agreements with Way of Life and Cannation will bear the IMC brand and will be sold to pharmacies in Israel.

Way of Life is an IMC-GAP certified cultivator and is dedicating 1,301 square meters (14,000 square feet) of space at its facility for the cultivation of Focus' proprietary medical cannabis strains. Cannation will dedicate a 5,017 square meter (54,000 square feet) area for the cultivation of Focus' proprietary medical cannabis strains, with the option to increase the dedicated area by an additional 10,034 square meters (108,000 square feet), is contingent on Cannation receiving IMC-GAP certification.

The Suppliers will obtain access to Focus' unique and proprietary genetics for the purpose of delivering products under the respective supply agreements but the genetics will remain the exclusive property of Focus. The Suppliers may not sell, transfer or perform research with the genetics it accesses without consent from Focus. Focus will have access to the Suppliers' growing facilities to monitor the entire growing process.

As IMC has secured the necessary supply to fulfill its delivery obligations under its pharmacy sales agreements and support its Israeli operations, the  supply agreement with Cannation announced on March 31, 2020 and for a quantity of up to 6,200kg over three years was terminated as milestones under the agreement expired.

5. On April 6, 2020, Focus signed a binding two-year sales agreement for the sale of IMC-branded medical cannabis with Shor Tabachnik pharmacies ("Tabachnik") (the "Tabachnik Sales Agreement"). According to the Tabachnik Sales Agreement, Focus will supply Tabachnik 1,000kg of IMC branded medical cannabis products annually through the duration of the Tabachnik Sales Agreement at an agreed upon price.

6. On April 13, 2020, Focus signed a binding three-year agreement for the sale of 13,575kg of IMC-branded medical cannabis products to Super-Pharm (Israel) Ltd. ("Super-Pharm") (the "SP Sales Agreement"). According to the SP Sales Agreement, Focus will sell to Super-Pharm a total of 13,575kg of IMC branded medical cannabis over the next three years as follows: 2,270kg in 2020, 4,980kg in 2021, and 6,325kg in 2022. Medical cannabis products sold under the SP Sales Agreement will include both dry flower and extract products at an agreed upon price.

IM Cannabis Corp.

Management's Discussion and Analysis

7. On April 13, 2020, Focus signed a one-year binding agreement for the sale of 1,000kg IMC-branded medical cannabis to Panaxia Labs Israel, Ltd. ("Panaxia") (the "Panaxia Sales Agreement"). Under the Panaxia Sales Agreement, Focus began deliveries to Panaxia in April 2020 with 1,000kg contracted for sale over the 12 months following the date of the Panaxia Sales Agreement at an agreed upon price.

8. On April 14, 2020, Focus signed an agreement for the sale of up to 1,500kg over three years of IMC-branded medical cannabis to Max  Pharm Ltd. ("Max Pharm") (the "MP Sales Agreement"). Under the MP Sales Agreement, Focus will begin delivering to Max Pharm in 2021, totaling 500kg annually at an agreed upon price. Max Pharm has an option to purchase an additional 500kg of medical cannabis from Focus in each of 2021, 2022 and 2023, for a total volume of up to 3,000kg over three years.

9. On April 21, 2020, Focus signed a binding three-year agreement for the sale of 12,600kg of IMC-branded medical cannabis products to PharmYarok Ltd. ("PharmYarok") (the "PY Sales Agreement"). According to the PY Sales Agreement, Focus will sell to PharmYarok a total 12,600kg of IMC branded medical cannabis between 2021 and 2023 in equal annual volumes of 4,200kg at an agreed upon price, subject to PharmYarok meeting certain regulatory requirements. Medical cannabis products sold under the PY Sales Agreement will include both dry flower and extract products at an agreed upon price.

10. On April 26, 2020, Focus signed a three-year definitive Supply agreement (the "Megadim Supply Agreement") with an independent farmer located in Megadim, to purchase a total of approximately 8,060kg of medical cannabis over three years. All finished products under the Megadim Supply Agreement will bear the IMC brand and be sold to pharmacies in Israel.

11. On May 7, 2020, Adjupharm signed a definitive sales agreement with two medical cannabis distributors in Germany for the sale of 360kg of medical cannabis over a twelve month period.

12. On May 12, 2020, Adjupharm signed a sales agreement with an additional medical cannabis distributor in Germany, according to which the distributor will purchase a total of 465kg of IMC branded medical cannabis products over a twelve month period including 190kg that is expected to be delivered prior the end of 2020.

13. On May 19, 2020, Adjupharm received approval to import 4,000kg of medical cannabis into Germany from foreign suppliers pursuant to a license extension (the "Adjupharm License Extension") granted by the German Medical Regulatory Authority. All future imports of medical cannabis will be made under this Adjupharm License Extension, allowing to import either bulk products, such as dry flowers and Dronabinol, and extract products for end-products.

14. In July 2020, AdjuPharm entered into several binding medical cannabis sales agreements with the following distributors in Germany: Zur Rose Group ("Zur Rose"), Axicorp Groupremedix GmbH ("Axicorpremedix"), Canymed GmbH ("Canymed") and Materia Deutscheland GmbH ("Materia"). The sales agreements entered into with Axicorpremedix and Canymed are each for a period of three-years and the sales agreements entered into with Zur Rose and Materia is for a period of one-year. These agreements amount to an aggregate of 1,525kg to be delivered in the next twelve months.

15. On July 24, 2020, Focus signed a supply agreement with Ever Green Solomon Pharma Ltd ("Ever Green") to purchase all of the medical cannabis produced by Ever Green for a period of five years with an option for Focus to extend the term by an additional five years, for a total term of up to ten years. The finished products will be sold by IMCC to pharmacies in Israel under the IMC brand.

IM Cannabis Corp.

Management's Discussion and Analysis

16. On July 28, 2020, the Company established a wholly-owned subsidiary in Netherlands, IM Cannabis Holding NL. B.V (the " Holding NL"), which established an additional Dutch entity, IMC Holland B.V., in which 60% is owned by Holding NL, and the remaining 40% owned by a group of four individuals with expertise in the Dutch cannabis market (collectively: the "IMC Netherlands"). The IMC Netherlands was incorporated for the purpose of applying for a Dutch governmental tender to establish a full cannabis supply chain (the "Tender"). Under the Dutch government Tender, up to 10 licensed growers (minimum of 5) will be selected by the Dutch Minister of Healthcare and the Minister of Justice and Security, becoming the exclusive cannabis suppliers to all the coffee shops in the ten Dutch municipalities participating in the Tender. The application proposes a facility that will produce approximately 6,500Kg of cannabis annually, with finished products including flowers, hash and pre-rolls. The supply agreement pursuant to the Tender is for a period of four years, following which the Dutch government will decide as to an extension. Successful applicants are expected to be announced by the beginning of 2021.

Company Outlook

The Company, through the Commercial Agreements continues to expand brand recognition, and supply the growing medical cannabis market in Israel with products bearing the Company's brand. Additionally, the Israeli government is discussing the possibility of exporting cannabis, which could increase the Company's revenues. With the expected high growth of the Israeli medical cannabis market, and the increased prospects of adult-use recreational cannabis legalization in Israel, the Company is well positioned to reap the benefits of its long-term presence and strong brand from this market expansion as it expects increases in both revenues and profitability.

In Europe, the Company's growing hub and distribution network in Germany will help it penetrate the rest of the European market. The successful launch of the IMC brand in Europe is expected to continue to gain momentum, with sales expected to increase through the Company's focused sales efforts. The Company plans to continue to expand its portfolio and supply a variety of products to address demands in the market's growing categories such as oils and extracts.

Having completed it's major capital expenditures and moving to a positive adjusted EBITDA in the three months ended September 30, 2020, the Company is well positioned to support growth, improve its current financial position and reach positive cash flow.

IM Cannabis Corp.

Management's Discussion and Analysis

Overview of Financial Performance

	For the nine months ended September 30,		For the three months ended September 30,		For the year ended December 31,
	2020	2019	2020	2019	2019	2018
Revenues	$10,990	$6,595	$5,893	$2,326	$9,074	$5,197
Gross profit before fair value impacts in cost of sales	$6,018	$3,433	$3,362	$1,026	$4,313	$3,422
Gross margin before fair value impacts in cost of sales (%)	55%	52%	57%	44%	48%	66%
Net Income (Loss)	$(8,758)	$(9,112)	$738	$(1,915)	$(7,419)	$2,627
Net Income (Loss) per share attributable to equity holders of the Company - Basic and Diluted (in CAD)	$(0.06)	$(0.08)	$0.00	$(0.01)	$(0.06)	$0.02

The Overview of Financial Performance includes reference to "gross margin", which is a non-IFRS financial measure. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets.

IM Cannabis Corp.

Management's Discussion and Analysis

Operational Results - Medical Cannabis

	For the nine months ended September 30,		For the three months ended September 30,		For the year ended December 31,
	2020	2019	2020	2019	2019	2018
Average net selling price of dried cannabis (per Gram)	$5.50	$3.06	$5.49	$2.66	$3.39	$2.61
Quantity harvested (in Kilograms)	2,954	1,448	-	-	2,351	2,461
Quantity sold (in Kilograms)	1,506	1,698	981	583	2,180	1,597

Review of Operations for the nine and three months ended September 30, 2020 and 2019

Revenues

The Group operates in one reporting segment. The main revenues of the Group are generated from sales of medical cannabis products to customers in Israel.

Revenues for the nine months ended September 30, 2020 and 2019 were $10,990 and $6,595, respectively, representing an increase of $4,395 or 67%.  Total product sold for the nine months ended September 30, 2020 was 1,506kg at an average selling price of $5. 5  per gram compared to 1, 698 kg for the nine months ended September 30, 2019 at an average selling price of $3.06 per gram.

Revenues for the three months ended September 30, 2020 and 2019 were $5,893 and $2,326, respectively, representing an increase of $3,567 or 153%. The increase in revenues for the three months ended September 30, 2020 is attributable to deliveries made under the Pharmacy Sales Agreements as well as to the the increased average selling price of $5.49 per gram, compared to $2.66 average selling price per gram for the three months ended September 30, 2019 .

Cost of revenues

The cost of revenues includes production, testing, shipping and sales related costs. At harvest, the biological assets are transferred to inventory at their fair value which becomes the deemed cost for the inventory. Inventory is later expensed to the cost of sales when sold. Direct production costs are expensed through the cost of sales.

The cost of revenues for the nine months ended September 30, 2020 and 2019 were $4,972 and $3,162, respectively, representing an increase of $1,810 or 57%. Cost of revenues for the three months ended September 30, 2020 and 2019 were $2,531 and $1,300, respectively, representing an increase of $1,231 or 95%. Most of the cost of revenues were comprised of production works, utilities, salary expenses and import costs, as well as certain adjustments made by the Company in order to adhere to the MOH's new regulation. Focus expects net cost of sales to vary from quarter to quarter based on the number of pre-harvest plants, after harvest plants, the strains being grown and technological progress in the trimming machines.

IM Cannabis Corp.

Management's Discussion and Analysis

Gross profit

Included in the Company's calculation of gross profit are the following:

• production costs (current period costs that are directly attributable to the cannabis growing and harvesting process);

• a fair value adjustment on sale of inventory (the change in fair value associated with biological assets that were transferred to inventory upon harvest); and

• a fair value adjustment on growth of biological assets (the estimated fair value less cost to sell of biological assets as at the reporting date).

Included in gross profit is the net change in fair value of biological assets, inventory expensed and production costs. Biological assets consist of cannabis plants at various after-harvest stages which are recorded at fair value less costs to sell after harvest.

Gross profit for the nine months ended September 30, 2020 and 2019 was $9,961 and $4,203, respectively, representing an increase of $5,758 or 137%. For the three months ended September 30, 2020 and 2019 gross profit was $3,381 and $637, respectively, representing an increase of $2,744 or 431%. Gross profit included gains from unrealized changes in fair value of biological assets and realized fair value adjustments on inventory sold of $3,943 and $770 for the nine months ended September 30, 2020 and 2019, respectively. Gross profit (loss) for the three months ended September 30, 2020 and 2019 were $19 and $(389), respectively.

Expenses

General and Administrative

General and administrative expenses for the nine months ended September 30, 2020 and 2019 were $7,223 and $5,125, respectively, representing an increase of $2,098 or 41%. For the three months ended September 30, 2020 and 2019, general and administrative expenses were $2,197 and $1,852 , respectively, representing an increase of $34 5  or 19%. The increase is mainly attributable to increased corporate activity in Israel and Germany, as well as one time bonuses to employees in relation to the listing efforts in 2019 in the amount of $525.

Selling and Marketing

Selling and marketing expenses for the nine months ended September 30, 2020 and 2019 were $2,334 and $964, respectively, representing an increase of $1,370 or 142%. For the three months ended September 30, 2020, selling and marketing expenses were $1,150, compared to $373 for the three months ended September 30, 2019, representing an increase of $777 or 208%. The increase in the selling and marketing expenses was due to the Company's increased marketing efforts and brand launch in Israel and Germany as well as increased distribution expenses relating to the increase in sales.

IM Cannabis Corp.

Management's Discussion and Analysis

Research and Development

Research and development expenses for the nine months ended September 30, 2020 and 2019 were $135 and $201, respectively, representing a decrease of $66 or 33%. For the three months ended September 30, 2020 and 2019, research and development expenses were $1 and $62, respectively, representing a decrease of $61 or 98%. The slight decrease for the nine months was primarily associated with the COVID-19 pandemic, which caused delays in new projects in Greece and Portugal.

Share-based compensation

Share-based compensation expense for the nine months ended September 30, 2020 and 2019 was $2,131 and $1,965, respectively, representing an increase $166 or 8%. For the three months ended September 30, 2020 and 2019, share-based compensation expense was $704 and $804, respectively, representing a decrease of $100 or 12% which dereived from the leave of several employees. The increase was mainly due to the grant of new incentive stock options on September 9, 2020 and the increase in the Company's share price which led to increase in the fair value adjustment of consultants' options.

Financing

Financing income (expense), net, for the nine months ended September 30, 2020 and 2019 was ($5 , 975 ) and ($4,602), respectively, representing a decrease of $1, 373  or  30%. For the three months ended September 30, 2020, financing income (expense) was $1, 186  and $ 426 , respectively, representing an increase of $ 760  or  178%. The change was mainly due to the valuation update of the Warrants, which was affected by the Company's increased share price.

Depreciation and Amortization

Depreciation and amortization expenses for nine months ended September 30, 2020 and 2019 were $672 and $436, respectively, representing an increase of $236 or 54%. For the three months ended September 30, 2020 and 2019, depreciation and amortization expenses were $244 and $174 , respectively, representing a decrease of $ 70  or 4 0%. Depreciation and amortization expenses are impacted by the adoption of IFRS 16, renewal of Focus' greenhouses and Focus' purchase of additional production equipment, as well as the amortization of intangible assets following the acquisition of Adjupharm.

Net Income/Loss

Net income (loss) for the nine months ended September 30, 2020 and 2019 was ($8,758 ) and ($9,112), respectively, representing a net income increase of $ 354  or  4%. For the three months ended September 30, 2020 and 2019, net income was $ 738  and ($1,915), respectively, representing an increase of $2, 65 3 or  139%. The net income increase related to factors impacting net income from operations described above, and finance expenses driven by revaluation of Warrants in the amount of ($6, 048 ), which were recorded against liability on the grant day and were re-evaluated at September 30, 2020 through profit or loss.

Loss per Share

Basic loss per share is calculated by dividing the net profit attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted profit per share is calculated by adjusting the earnings and number of shares for the effects of dilutive warrants and other potentially dilutive securities. The weighted average number of common shares used as the denominator in calculating diluted profit per share excludes unissued common shares related to incentive stock options as they are antidilutive. Basic and diluted loss per share for the nine and three months ended September 30, 2020 were ($0.06) and $0.00 per share, respectively.

IM Cannabis Corp.

Management's Discussion and Analysis

Total Assets

Total assets as at September 30, 2020 were $39,710 , compared to $15,193 as at September 30, 2019, representing an increase of $24, 517  or  161%. This increase was primarily due to the completion of the private placement offering of 19, 460 , 527  subscription receipts in which Finco, a subsidiary of the Company, raised approximately $20,433. During the nine months ended September 30, 2020, the Company has received $6, 305  proceeds from Warrants and Compensation options exercised, out of which $6,032 received for Warrants and Compensation options issued in May through June, 2018, with expiration dates between May through June, 2020 (the "Warrants and Compensation options"). A total of 12,610,925 Warrants and Compensation options were exercised, out of which 12,350,795 of those issued in May through June, 2018 representing 92.1% of the total Warrants and Compensation options quantity, at a price of $0.50 per Warrant and $0.40 per Compensation option. The Company used part of the proceeds from the warrant exercises for its operating activities and investing activities.

Total Liabilities

Total liabilities as at September 30, 2020 were $9,421 , compared to $10,386 at September 30, 2019, representing a slight decrease of $ 965  or  9%. The decrease was primarily due to a decrease of $3, 040  in Warrants liability, offset by a an increase in trade payables, other payables and deferred tax liability.

Intangible Assets

On March 15, 2019, IMC acquired Adjupharm, a licensed EU-GMP producer with wholesale, narcotics handling and import/export licenses for medical cannabis. As part of its global expansion and penetration plan into the European market, IMC acquired 100% of Adjupharm's issued and outstanding shares for €924 (approximately $1,400).

Through the acquisition of Adjupharm, the Company recognized $1,287 in intangible assets and goodwill. The goodwill arising on the acquisition was attributed to the expected benefits from the synergies of the combination of the activities of the Company and Adjupharm.

The goodwill recognized is not expected to be deductible for income tax purposes.

The Company recognized and updated the fair value of the assets acquired and liabilities assumed in the business combination according to a final valuation made by an external valuation specialist.

Liquidity and Capital Resources

In the nine months ended September 30, 2020, the Company generated revenues of $10,990 and received $6,424  in proceeds from exercise of Warrants, Compensation Options and incentive stock options. Prior to receiving these proceeds, the Company financed its operations and met its capital requirements primarily through the October 2019 equity financing, upon the Reverse Takeover Transaction and listing on the CSE. The Company's objectives when managing its liquidity and capital resources are to generate enough cash to fund the Company's operating and working capital requirements.

IM Cannabis Corp.

Management's Discussion and Analysis

As at September 30, 2020, the Company had a working capital surplus of $26,147, compared to working capital of $7,323 as at September 30, 2019. The increase in working capital of $18,824 was primarily attributable to the cash raised from the Company's equity financing and exercise of Warrants and Compensation Options. As of September 30, 2020, the Company had an unaudited cash balance of $9,737 and no debt.

As at September 30, 2020, the Group's financial liabilities consisted of accounts payable and other accounts payable which have contractual maturity dates within one year. The Group manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Group's working capital position at September 30, 2020, management considers liquidity risk to be low.

As at September 30, 2020, the Group has identified the following liquidity risks related to financial liabilities:

	Less than one year	1 to 5 years	6 to 10 years	>10 years

Lease liabilities	$172	$312	$534	$-

The maturity profile of the Company's other financial liabilities (trade payables, other account payable and accrued expenses, and warrants) as of September 30, 2020 are less than one year.

The Interim Financial Statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Interim Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Share Capital

The Company's authorized share capital consists of an unlimited number of common shares without par value, 158,650,878 of which are issued and outstanding as of September 30, 2020.

The Company's common shares confer upon their holders the right to participate in the general meeting with each common share having one voting right on all matters. The Company's common shares also allow holders to receive dividends if and when declared and to participate in the distribution of surplus assets in the case of liquidation of the Company.

IM Cannabis Corp.

Management's Discussion and Analysis

Operating, Financing and Investing Activities

The following table highlights the Company's cash flows for the nine and three months ended September 30, 2020 and 2019:

	For the nine months ended September 30,		For the three months ended September 30,
Net cash provided by (used in):	2020	2019	2020	2019
Operating activities	$(7,384)	$(2,846)	$(2,077)	$(801)
Investing activities	$(3,237)	$(2,236)	$(1,642)	$(510)
Financing activities	$6,238	$(730)	$251	$(64)
Effect of foreign exchange	$194	$(448)	$(16)	$(356)
Decrease in cash	$(4,189)	$(6,260)	$(3,484)	$(1,731)

Operating activities used cash of $7,384  and $2, 077  for the nine and three months ended September 30, 2020, respectively, as compared to $2,846 and $801 for the nine and three months ended September 30, 2019, respectively. This variance is primarily due to non-cash activities related to fair value adjustment of inventory and biological assets, fair value adjustments of warrants and share based compensation. In the three months ended September 30, 2020, cash was primarily used to increase operating activities in connection with the Company's operations in Germany and the preparation of its Israeli operations to deliver medical cannabis under the Pharmacy Sales Agreements.

Investing activities used cash of $3,237 and $1,642 for the nine and three months ended September 30, 2020, respectively, as compared to $2,236 and ($510) for the nine and three months ended September 30, 2019, respectively. In the three months ended September 30, 2020, cash was used primarily for the purchase of production equipment for Focus and Adjupharm as well as for investment in Xinteza.

Financing activities provided (used by) cash of $6,238  and $ 251  for the nine and three months ended September 30, 2020, respectively, as compared to ($730) and ($64) for the nine and three months ended September 30, 2019, respectively. Most of the cash provided by finance activities in the three and nine months ended September 30, 2020 were derived from the $6,305 in gross proceeds from the exercise of Warrants, Compensation Options and $119 incentive stock options, as well as from the repayment of a $186 lease liability and lease liability interest.

IM Cannabis Corp.

Management's Discussion and Analysis

Selected quarterly financial information

For the three months ended	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019

Revenues	$5,893	$3,757	$1,340	$2,479
Net income (Loss)	$738	$(9,496)	$200	$1,693
Basic and diluted net income (Loss) per share (in CAD):	$(0.00)	$(0.06)	$(0.003)	$0.02

For the three months ended	September 30, 2019	June 30, 2019	December 31, 2018	September 30, 2018

Revenues	$2,326	$2,314	$1,439	$1,377
Net income (Loss)	$(1,915)	$(610)	$1,268	$1,414
Basic and diluted net income (Loss) per share (in CAD):	$(0.01)	$(0.01)	$0.01	$0.01

On a quarterly basis, apart from the results of the first quarter of 2020 which were considered by the Company as preparation for delivery under the Pharmacy Sales Agreements, the Company has consistently increased revenues, which reflects the Company's expansion strategy.

Metrics and Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures including "Gross Margin", "EBITDA", and "Adjusted EBITDA". These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Management defines EBITDA as income earned or lost from operations, as reported, before interest, tax, depreciation and amortization. Adjusted EBITDA is defined as EBITDA, adjusted by removing other non-recurring or non-cash items, including the unrealized change in fair value of biological assets, realized fair value adjustments on inventory sold in the period, share-based compensation expenses, and revaluation adjustments of financial assets and liabilities measured on a fair value basis. Management believes that Adjusted EBITDA is a useful financial metric to assess its operating performance on a cash adjusted basis before the impact of non-recurring or non-cash items. The Company defines gross margin as the difference between revenue and cost of goods sold divided by revenue (expressed as a percentage), prior to the effect of a fair value adjustment for inventory and biological assets.

IM Cannabis Corp.

Management's Discussion and Analysis

These non-IFRS financial measures can provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Our management also uses these non-IFRS financial measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. As required by Canadian securities laws, we reconcile these non-IFRS financial measures to the most comparable IFRS measures.

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2020	2019	2020	2019
Operational Profit (Loss)	$(1,862)	$(4,052)	$(671)	$(2,452)
Depreciation & Amortization	$672	$436	$244	$174
EBITDA	$(1,190)	$(3,616)	$(427)	$(2,278)

IFRS Biological assets fair value adjustments, net	$(3,943)	$(770)	$(19)	$389
Share-based payments	$2,131	$1.965	$704	$804
Other Non-recurring costs	$525	$618	$-	$-
Adjusted EBITDA (Non-IFRS)	$(2,477)	$491	$258	$(1,085)

Adjusted EBITDA for the nine months ended September 30, 2020 and 2019 was $(2,477) and $(1,803), respectively, a decrease of $674. Adjusted EBITDA for the three months ended September 30, 2020 and 2019 was $258 and $(1,085), respectively, an increase of $1,343. The Company's Adjusted EBITDA for the nine months ended September 30, 2020 declined as the Company increased inventory in the first quarter of 2020 in anticipation of the commencement of delivery of supply commitments under the Pharmacy Sales Agreements, which started from the second quarter of 2020. Adjusted EBITDA for the three month period ended September 30, 2020 increased by $1,343 and became positive as deliveries commenced and accelerated under the Pharmacy Sales Agreements.

IM Cannabis Corp.

Management's Discussion and Analysis

Contingent Liabilities and Commitments

(i) Rental Liabilities

In August 2010, Focus signed an agreement with a farmer, located in the south of Israel (the "Farmer"), according to which, Focus and the Farmer agreed to jointly operate an area of 7,000 square meters (the "Facility") for the cultivation and processing of medical cannabis (the "Venture"). For the purpose of this Venture, the parties agreed to operate under the operation of Focus. As part of the agreement, 26% of the share capital of Focus was allocated to the Farmer.

According to the agreement, Focus is responsible for transferring payments for the construction and rental of the Facility to the Farmer.

On December 1, 2016, Focus signed an additional agreement with the Farmer, according to which Focus agreed to operate an additional area of 6,000 square meters for the cultivation and processing of medical cannabis, under the operation of Focus.

As of January 1, 2019, all rental liabilities are subject to IFRS16 and are reflected in the Company's balance sheet.

(ii) Class Action T.Z. 8394-11-16

On November 3, 2016, a motion was filed for approval of a class action against Focus and seven other Israeli cannabis growers (collectively, the "Growers"), for: (1) alleged use of chemical pesticides in the cannabis growing process, in contradiction to the Plant Protection Regulations (Compliance with Packaging Label Instructions) (the "Label Regulations") and to the Protection of Public Health Regulations (Food) (Residues of Pesticides) (the "Residues Regulations"), and the misleading of their customers, thus violating the Consumer Protection Law (hereafter: the "usage of pesticides claim"); (2) selling cannabis product with lower concentration of active ingredients than publicized; and (3) marketing products in defective packaging - allegedly causing violation of autonomy and unjust enrichment. The personal suit sum for every class member stands at NIS 5,000 ($2). The total amount of the class action suit is estimated at NIS 133 million ($50,633).

The Growers argued in their response that the threshold conditions for approval of a class action were not met, and that they did not violate the Label Regulations and the Residues Regulations. The Growers also argued that they are not liable for any civil wrongdoing, nor did they mislead users regarding usage of pesticides, or had any legal duty regarding cannabis packaging beyond MOH guidance and therefore did not breach any statutory duty. Additionally, the defense argues that there is no base for an unjust enrichment claim.

On September 6, 2018, the MOH and the Ministry of Agriculture submitted their official opinion to the court. The second preliminary hearing took place on October 29, 2018. In an evidentiary hearing held on September 9, 2019, the petitioners and the Growers testified and it was decided to remove the plaintiffs' second and last expert opinion from the motion. On December 31, 2019, the applicants submitted their summaries. On April 23, 2020, the Growers submitted their summaries to the Motion. On May 3, 2020, the applicants submitted their response to the Growers summaries.

IM Cannabis Corp.

Management's Discussion and Analysis

At the current stage of the litigation process, Company's management believes, based on the opinion of its legal counsel, that it is not probable that the motion for a class action against Focus will be approved. Therefore, an accrual in respect of this litigation was recorded in the financial statements.

(iii) Class Action T.Z. 35676-08-19

On August 19, 2019, a motion was filed for approval of a class action (the "Motion") against 17 companies (the "Companies") operating in the field of medical cannabis in Israel, including Focus. The applicant's argument is that the Companies did not accurately mark the concentration of active ingredients in their products. The personal suit sum for every class member stands at NIS 15,585 ($5,900 ) and the total amount of the class action suit is estimated at NIS 686,000($2 61 ,000). On September 2, 2020, the Companies submitted their response to the Motion. The Companies argue in their response that the threshold conditions for approval of a class action were not met, since there is no reasonable possibility that the causes of action in the Motion will be decided in favor of the class group. On July 3, 2020 the applicant submitted his response to the Companies' response. On July 5, 2020 the applicant was absent from the hearing. As a result, on July 23, 2020 the Companies filed an application for a ruling of expenses which received a response from the applicant on August 12, 2020, asking to decline this request. On September 21,2020 the court ruled that the applicant would pay the companies expenses amount of 750 NIS. Prehearing is set for July 14, 2021.

At this preliminary stage, Focus' management believes, based on the opinion of its legal counsel, that it is not possible to assess the prospects of the proceeding. Therefore, no provision has been recorded in respect thereof.

(iv) Supreme Court of Justice 2335/19

On October 6, 2019, Focus received a decision regarding a petition that was filed against the MOH, concerning the new regulatory framework of the cannabis market and demanding that the court resolve as follows:

• that the MOH immediately suspend the implementation of the new regulation that harms, disproportionally, the medical cannabis patients;

• that the implementation of the new regulation, as is, would cause violation of constitutional rights of the medical cannabis patients; and

• that the MOH amends the flaws of the new regulation, prior to becoming effective, and to establish new regulations regarding labeling and use of pesticides.

According to the decision, Focus was attached to the proceedings and filed its response on November 12, 2019.

On March 8, 2020, the court decided to extend the validity of the interim injunction, so that the medical cannabis use licenses, which were extended under the decision, would continue to be valid until May 15, 2020, or 10 days after the date the MOH comes to a conclusion regarding the price control of medical cannabis products, whichever comes first, subject to another court decision.

IM Cannabis Corp.

Management's Discussion and Analysis

The court also decided that if a further extension of the period of the interim injunction is granted beyond May 15, 2020, to the extent required, it would be subject to medical surveillance by the attending physician, that his details of which were included in the patient's existing use license.

On October 29, 2020, the respondents represented by the State Attorney's Office filed an update notice stating that the Appeals Committee unanimously decided against imposing price controls on medical cannabis products and that the Prices Committee would hold a follow-up hearing in four months. The respondents also requested to update the Court again in two months.

On November 25, 2020, the petitioner submitted their response to the respondents' updating.

At this preliminary stage, Focus' management believes, based on the opinion of its legal counsel, that it is not possible to assess the outcome of the proceeding. Therefore, no provision has been recorded in respect thereof.

(v) Class Action T.Z. 31805-10-19

On October 30, 2019, Focus was served with a motion for approval of a class action against it, the Medical Cannabis Unit of the MOH, and five other companies related to the cannabis market in Israel. The motion was filed in connection to a stopping of supplies of medical cannabis by way of direct supply. The legal causes alleged in the motion are the following: discrimination in violation of the Equal Rights for Persons with Disabilities Act, 1988 and a restrictive arrangement contrary to the Economic Competition Law, 1988. The motion argues that the class action group incurred damages in the amount of NIS 656 million ($250,000). On November 11, 2020 the Focus submitted its response to the motion and pre-hearing was scheduled for March 21, 2021.

At this preliminary stage, Focus' management believes, based on the opinion of its legal counsel, that it is not possible to assess the outcome of the proceeding. Therefore, no provision has been recorded in respect thereof.

Off-Balance Sheet Arrangements

IMCC has no off-balance sheet arrangements as at September 30, 2020.

Transactions with Related Parties

The Company had no transactions with related parties outside of the group except those pertaining to transactions with key management personnel and shareholders in the ordinary course of their employment or directorship. Transactions with related parties for the sale of Focus due to the restructuring process were adjusted in the Company's consolidated financial statements following the application of IFRS 10.

Risk Factors

The Company has implemented risk management governance processes that are led by the board of directors, with the active participation of management, and updates its assessment of its business risks on an annual basis. Notwithstanding, it is possible that the Company may not be able to foresee all the risks that it may have to face. The market in which IMCC currently competes is complex, competitive and changing rapidly. Sometimes new risks emerge, and management may not be able to predict all of them or be able to predict how they may cause actual results to be different from those contained in forward looking statements. Readers of this MD&A should not rely upon forward looking statements as a prediction of future results.

IM Cannabis Corp.

Management's Discussion and Analysis

The following risk factors have been identified by management:

(i) General Business Risk and Liability

Given the nature of the Company's business, it may from time to time be subject to claims or complaints from investors or others in the normal course of business. The legal risks facing the Company, its directors, officers, employees or agents in this respect include potential liability for violations of securities laws, breach of fiduciary duty or misuse of investors' funds. Some violations of securities laws and breach of fiduciary duty could result in civil liability, fines, sanctions, or the suspension or revocation of the Company's right to carry on its existing business. The Company may incur significant costs in connection with such potential liabilities.

(ii) Consolidation of Focus Financial Results under IFRS 10 and Maintenance of Common Control

The Company complies with IFRS 10, which applies a single consolidation model using a definition of "control" that requires an investor (as defined in IFRS 10) to consolidate an investee (as defined in IFRS 10) where: (i) the investor has power over the investee; (ii) the investor has exposure or rights to variable returns from involvement with the investee; and (iii) the investor can use its power over the investee to affect the amount of the investor's returns.

Subsequent to the IMC Restructuring, the Company analyzed the terms of the contractual agreements with Focus (including the Commercial Agreements and the Option Agreements) in accordance with IFRS 10 to conclude whether it should continue to consolidate the accounts of Focus in its financial statements.

Under IFRS 10, consolidation occurs when an investor can exercise control over an investee. Control is achieved through voting rights or other evidence of power. Where there are no direct holdings, under IFRS 10, an investor (as defined in IFRS 10) should consider other evidence of power and ability to unilaterally direct an investee's (as defined in IFRS 10) relevant activities. In view of the contractual agreements and the guidance in IFRS 10, notwithstanding that the Company has no direct or indirect ownership of Focus, it has sufficient rights to unilaterally direct the relevant activities (a concept known as "de facto control"), mainly due to the following:

(a) the Company receives economic benefits from Focus (and the terms of the Commercial Agreements cannot be changed without the approval of the Company);

(b) the Company has the option to purchase the 74% interest from the Principals;

(c) the CEO of the Company is the sole director of Focus (while simultaneously a substantial shareholder of the Company) and the principals wholly own Focus; and

IM Cannabis Corp.

Management's Discussion and Analysis

(d) the Company provides management and support activities to Focus through the Services Agreement.

Accordingly, under IFRS 10, the Company has "de facto control" over Focus, and therefore consolidates the financial results of Focus in the Company's financial statements.

Any failure of the Company or the Principals to maintain "de facto control" over Focus as defined under IFRS 10 could alter the Company's consolidation model, potentially resulting in a material adverse effect on the business, results of operations and financial condition of the Company.

(iii) Ownership of Focus

There is a risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus in contravention of Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus' cannabis cultivation license. A determination that the Company is in contravention of Israeli rules, may adversely affect the Company's ability to conduct sales and marketing activities and could have a material adverse effect on the Company's business, operating results or financial condition.

(iv) Regulation of the Cannabis Industry

The business and activities of the Group are heavily regulated in all jurisdictions where it carries on business. The Group's operations are subject to various laws, regulations and guidelines by governmental authorities, particularly the MOH, relating to the manufacture, marketing, management, transportation, storage, sale, pricing and disposal of medical cannabis and cannabis oil, and also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment.

Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Group, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company's products and services. Achievement of the Group's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products.

The Group cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licenses to operate the Group's business, the suspension or expulsion from a particular market or jurisdiction or of its key personnel, and the imposition of fines and censures. To the extent that there are changes to the existing laws and regulations or the enactment of future laws and regulations that affect the sale or offering of the Company's products or services in any way, this could have a material adverse effect on the business, results of operations and financial condition of the Group.

IM Cannabis Corp.

Management's Discussion and Analysis

(v) Changes in Laws, Regulations and Other Guidelines

The Group's operations are subject to a variety of laws, regulations, and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale and disposal of medical cannabis but also including laws and regulations relating to health and safety, insurance coverage, the conduct of operations and the protection of the environment. While the Company is currently in compliance with all such laws, regulations and guidelines, any changes due to matters on such laws and regulations beyond the control of the Company could have a material adverse effect on the business, results of operations and financial condition of the Company.

(vi) Environmental and Employee Health and Safety Regulations

The Group's operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and nonhazardous materials and wastes, and employee health and safety. The Group will incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company's operations or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

(vii) Reliance on License Renewal

Focus is dependent on the License and the need to maintain such License in good standing. Failure to comply with the requirements of the License or any failure to maintain the License would have a material adverse impact on the business, financial condition and operating results of Focus and the Company, which derives revenues from Focus. The license expires on December 31, 2020. Although management believes that Focus will continue to meet the requirements of the MOH for the extension of the License, there can be no guarantee that the MOH will extend or renew the License or, if it is extended or renewed, that it will be extended or renewed on the same or similar terms.

Should the MOH not extend or renew the License, or should it renew the License on different terms or not allow for anticipated capacity increases, the business, financial condition and results of the operations of the Group will be materially adversely affected.

(viii) Dependence on Senior Management

The success of the Company is dependent upon the contributions of senior management. The loss of any of these individuals, or an inability to attract, retain and motivate sufficient members of qualified senior management personnel could adversely affect its business. This risk is partially mitigated by the fact that the senior management team are significant shareholders in the Company.

IM Cannabis Corp.

Management's Discussion and Analysis

(ix) Competition in the Industry

There is potential that the Company will face intense competition from other companies, some of which can be expected to have more financial resources, industry, manufacturing and marketing experience than the Company. Because of the early stage of the industry in which IMCC operates, the Company expects to face additional competition from new entrants. If the number of users of medical cannabis in Israel increases, the demand for products will increase and the Company expects that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products and pricing strategies.

There is also the potential that the industry will undergo consolidation, creating larger companies that may have increased geographic scope. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect the business, financial condition and results of operations of the Company.

(x) Risks Inherent in the Agricultural Business

The Company's business, specifically as it pertains to its relationship with Focus, involves the growing of medical cannabis, which is an agricultural product. As such, the business is subject to the risks inherent in the agricultural business, such as pests, plant diseases and similar agricultural risks. Although Focus grows its products indoors under climate-controlled conditions, and carefully monitors the growing conditions with trained personnel, there can be no assurance that natural elements will not have a material adverse effect on the production of its products and results of operations of Focus.

(xi) Restrictions on Sales and Marketing

The industry is in its early development stage and restrictions on sales and marketing activities imposed by the MOH, various medical associations, other governmental or quasi-governmental bodies or voluntary industry associations may adversely affect the Company's ability to conduct sales and marketing activities and could have a material adverse effect on the Company's business, operating results or financial condition.

(xii) Publicity or Consumer Perception

The Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficiency and quality of the medical cannabis produced. Consumer perception of the Company's products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products.

There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity.

Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for products bearing the Company's brand and the business, results of operations, financial condition and the Company's cash flows. The Company's dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products bearing the Company's brand, and the business, results of operations, financial condition and cash flows of the Company.

IM Cannabis Corp.

Management's Discussion and Analysis

Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company's products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

(xiii) Reliance on Key Business Inputs

The Group's business is dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations as well as electricity, water, and other utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs (e.g. rising energy costs) could materially impact the business, financial condition, and operating results of the Company. Any ability to secure required supplies and services or to do so on appropriate terms could also have a materially adverse opinion impact on the business, financial condition, and operating results of the Company.

(xiv) Sufficiency of Insurance

The Company maintains various types of insurance which may include product liability insurance (see "Potential Product Liability" below), errors and omission insurance, directors and officers insurance, trustees' insurance, property coverage, and, general commercial insurance. There is no assurance that claims will not exceed the limits of available coverage, that any insurer will remain solvent or willing to continue providing insurance coverage will sufficient limits or at a reasonable cost; or, that any insurer will not dispute coverage of certain claims due to ambiguities in the policies. A judgment against any member of the Company in excess of available coverage could have a material adverse effect on the Company in terms of damages awarded and the impact and reputation of the Company.

(xv) Potential Product Liability

As IMCC derives a significant portion of its revenues from Focus, which is a manufacturer of products designed to be ingested or inhaled by humans. Focus products bearing the Company's brand face an inherent risk of exposure to product liability claims, regulatory action and litigation if such products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of Focus products bearing the Company's brand involve the risk of injury or loss to consumers due to tampering by unauthorized third parties, product contamination, unauthorized use by consumers or other third parties. Previously unknown adverse reactions resulting from human consumption of Focus products bearing the Company's brand alone or in combination with other medications or substances could occur.

The Company may be subject to various product liability claims, including, among others, that products bearing IMC's brand caused injury, illness or loss, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

IM Cannabis Corp.

Management's Discussion and Analysis

There can be no assurances that the Company will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products bearing the Company's brand.

(xvi) Potential General Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company become involved be determined against the Company, such a decision could adversely affect the Company's ability to continue operating and the market price for the Company's common shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant Company resources.

(xvii) Potential Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If products bearing IMC's brand are recalled due to an alleged product defect or for any other reason, IMCC could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall.

IMCC may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention.

Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally if one of the Company's significant brands were subject to recall, the image of that brand and the Company could be harmed. A recall for any one of the foregoing reasons could lead to decreased demand for the Company's products and could have a material adverse effect on the results of operations and financial condition of the Company. Additionally, product recalls may lead to increased scrutiny of IMCC's operations by the MOH or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

(xviii) Management of Growth

The Company may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. If the Company is unable to deal with this growth, that may have a material adverse effect on the Company's business, financial condition, results of operation and prospects.

IM Cannabis Corp.

Management's Discussion and Analysis

(xix) COVID-19

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Company's business in the coming months.

The Company has taken proactive measures throughout the COVID-19 pandemic to protect the health and safety of its employees, to continue delivering high quality medical cannabis to its patients and to maintain its balance sheet.

While the precise impact of the COVID-19 outbreak on the Company remains unknown, rapid spread of COVID-19 and declaration of the outbreak as a global pandemic has resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which are having direct impacts on businesses in Canada, the State of Israel, Germany and around the world and could result in additional precautionary measures that could impact the Company's business. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets, which could interrupt supplies and other services from third parties upon which the Company relies, decrease demand for products, cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Company.

(xx) Focus' Essential Service Designation

In response to the COVID-19 pandemic, the State of Israel has implemented mandatory shut-downs of non-essential businesses to prevent the spread of COVID-19. Focus' business has been deemed an "essential service", permitting it to continue production. There is no guarantee that further measures may nevertheless require Focus to shut down or limit its operations in the State of Israel. Any disruptions to the business and operations of Focus in the event that Focus were to lose its designation as an "essential service" in the State of Israel may materially and negatively impact the business, financial condition and results of operations of the Company.

Critical Accounting Estimates

The Company's significant accounting policies under IFRS are contained in the Interim Financial Statements (refer to Note 2 to the Interim Condensed Consolidated Financial Statements). Certain of these policies involve critical accounting estimates as they require management to make particularly subjective or complex judgments, estimates and assumptions about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

New standards, interpretations and amendments

The following new accounting standards applied or adopted during the nine months ended September 30, 2020, had impact on the Interim Financial Statements:

IM Cannabis Corp.

Management's Discussion and Analysis

IFRS 3, "Business Combinations":

In October 2018, the IASB issued an amendment to the definition of a "business" in IFRS 3, "Business Combinations" ("the Amendment"). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The Amendment consists of the following:

1. Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2. Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3. Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4. Narrowing the definitions of "outputs" and "business" by focusing on goods and services provided to customers.

5. Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, with earlier application permitted.

Subsequent Events

On October 8, 2020, the Company announced that it has applied to list its Ordinary shares (the "Ordinary Shares") on the NASDAQ Capital Market ("NASDAQ") under the trading symbol "IMCC". The listing on NASDAQ is subject to the satisfaction of all applicable listing and regulatory requirements, including registration of the Ordinary Shares with the United States Securities and Exchange Commission, and NASDAQ requirements and approvals. The Ordinary shares of the Company will continue to be listed on the Canadian Securities Exchange under the same trading symbol.

IM Cannabis Corp.

Management's Discussion and Analysis

Procedures and Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable IFRS. Internal control over financial reporting should include those policies and procedures that establish the following:

• maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets;

• reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable IFRS;

• receipts and expenditures are only being made in accordance with authorizations of management or the board of directors; and

• reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial instruments.

The Company's management, with the participation of the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), assessed the effectiveness of the Company's internal controls over financial reporting and concluded that as at September 30, 2020, the Company's internal control over financial reporting was effective and yet constantly seek to improve it.

During the nine months ended September 30, 2020, the Company did not make any significant changes to its internal controls over financial reporting that would have materially affected, or reasonably likely to materially affect, its internal controls over financial reporting.

Limitations of Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company's management, including the CEO and CFO, believe that due to inherent limitations, any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected. Additionally, management is required to use judgment in evaluating controls and procedures.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

- - - - - - - - - - - - - - -